UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
(Commission File No. 001-40634)

Grandstand Limited
(formerly known as Gambling.com Group Limited)

(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Name Change to Grandstand Limited

On July 22, 2026, Gambling.com Group Limited (NASDAQ: GAMB) (the “Company”) announced that it has changed its name to Grandstand Limited and the Company’s ordinary shares will trade on the Nasdaq Global Market (“Nasdaq”) under the ticker symbol “GRSD”, to be effective at market open on July 23, 2026.

Existing shareholders are not required to take any action. The Company’s ordinary shares continue to be listed on Nasdaq and the CUSIP remains unchanged.

A copy of the press release is being furnished with this Report on Form 6-K (this “Form 6-K”) and is attached as Exhibit 99.1 and incorporated herein by reference.

In connection with the name change, effective July 16, 2026, the Company’s Memorandum and Articles of Association (the “Articles”) were amended to reflect the name change. A copy of the Amended and Restated Articles is attached as Exhibit 4.1 to this Form 6-K and incorporated herein by reference.

The information contained in this Form 6-K, except for Exhibit 99.1, is hereby incorporated by reference into the Company's registration statements on Forms F-3 (File Nos. 333-272030 and 333-289617) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149, 333-278155, 333-285963 and 333-294462) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description
4.1	Amended and Restated Memorandum and Articles of Association (amended and restated on July 16, 2026)
99.1	Press Release dated July 22, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grandstand Limited (formerly known as Gambling.com Group Limited)
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: July 22, 2026